Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Aetna Inc.:

We consent to the use of our reports dated February 17, 2017, with respect to the consolidated balance sheets of Aetna Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated in the registration statement and in the related joint proxy statement/prospectus by reference and to the reference to our firm under the heading “Independent Registered Public Accounting Firms” in the registration statement and in the related joint proxy statement/prospectus.

/s/ KPMG LLP

Hartford, Connecticut

February 5, 2018